Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

This is a joint press release by Sanofi (“Sanofi”) and Kiadis Pharma N.V. (“Kiadis”), pursuant to the provisions of Section 4, paragraphs 1 and 3, Section 5, paragraph 1 and Section 7, paragraph 4 of the Netherlands Decree in Public Takeover Bids (Besluit openbare biedingen Wft) (the “Decree”) in connection with the intended public offer by Sanofi for all the issued and outstanding ordinary shares in the capital of Kiadis (the “Offer”). This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum (the “Offer Document”) approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”) and recognized by the Belgian Authority for the Financial Markets (Autoriteit voor Financiële Diensten en Markten) (the “FSMA”). This announcement is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, the United States, Canada and Japan or in any other jurisdiction in which such release, publication or distribution would be unlawful.

Sanofi offers to acquire Kiadis for €308 million

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Kiadis and Sanofi have reached conditional agreement on a recommended all-cash public offer (the “Offer”) by Sanofi for Kiadis of EUR 5.45 in cash (cum dividend) (the “Offer Price”) for each issued and outstanding ordinary share in the capital of Kiadis (the “Shares”) representing an aggregate adjusted equity value of EUR 308 million[1]

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The Offer Price represents a premium of 272% over the closing price on 30 October 2020, a premium of approximately 247% over the 30 trading days VWAP and a premium of approximately 200% over the 90 trading days VWAP

•	Kiadis’ proprietary next generation NK-cell technology platform and pipeline complements Sanofi’s existing therapeutic expertise

•	Sanofi’s infrastructure and capabilities will be leveraged to advance the development of Kiadis’ pipeline

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Kiadis’ Boards unanimously support and recommend the Offer and believe the Offer is a fair reflection of the Kiadis’ potential, given the risk/reward typical to a biotech company and the capital required to execute its business plan; additionally they believe that the Transaction is in the best interests of Kiadis, the sustainable success of its business, its shareholders, patients, employees, business partners and other stakeholders

[1]	Adjusted for the value of warrants which may be exercised in shares or paid in cash based on Black Scholes value as of the day immediately following the public announcement of the change of control

•	Funds managed by Life Sciences Partners have irrevocably committed to Sanofi to support the Offer and tender their 18.3%[2] shareholding in the Offer

•	The Offer is subject to certain customary conditions, including obtaining required competition clearance, and is expected to complete in the first half of 2021

•	Kiadis to hold conference call for investors and analysts at 13:00 CET today

PARIS and AMSTERDAM – November 2, 2020 – Sanofi and Kiadis Pharma N.V. (“Kiadis” or the “Company”) (Euronext Amsterdam and Brussels: KDS) today announce that they have entered into a definitive merger agreement under which Sanofi will offer to acquire all of the outstanding ordinary shares of Kiadis at a price per Kiadis share of €5.45 in cash (272% premium to the closing price on 30 October 2020), representing an aggregate adjusted equity value of approximately €308 million. The Kiadis Management Board and Supervisory Board unanimously approve the intended transaction and recommend the Offer to holders of Kiadis’ Shares.

John Reed, M.D., Ph.D., Global Head of Research and Development of Sanofi, commented, “We believe Kiadis’ ‘off the shelf’ K-NK cell technology platform will have broad application against liquid and solid tumors, and create synergies with Sanofi’s emerging immuno-oncology pipeline, providing opportunities for us to pursue potential best-in-disease approaches.”

Arthur Lahr, Chief Executive Officer of Kiadis, commented, “Kiadis’ vision is to bring novel cell-based medicines to people with life-threatening diseases, and this transaction will help achieve that vision. After the discontinuation of our lead product candidate and subsequent reorganization in 2019, we restarted Kiadis early in 2020 as an entirely new company focused solely on the proprietary and differentiated NK-cell platform that we obtained through the acquisition of CytoSen Therapeutics. Sanofi’s offer is a clear testimony to the uniqueness of our NK-cell platform and the rapid success of Kiadis’ transformation. The Kiadis Boards unanimously believe that Sanofi has the resources and financial strength to accelerate development of our NK-cell products, to the benefit of patients. We believe this transaction represents compelling value to shareholders and offers a fair reflection of the potential of our platform and pipeline, given the risk/reward profile typical to biotech and the capital required to execute our business plan. Finally, this transaction will provide excellent career opportunities for our employees, who will be viewed by Sanofi as their internal cell-therapy experts.”

Strategic rationale

Innovative K-NK-cell Platform

Kiadis’ proprietary platform is based on allogeneic or ‘off-the-shelf’ NK-cells from a healthy donor. NK-cells seek and identify malignant cancer cells and have broad application across various tumor types. The platform has the potential to make products rapidly and economically available for a broad patient population across a wide range of indications.

[2]	Percentage shareholding based on the amount of Shares held by the funds managed by Life Sciences Partners and the issued capital of the Company on the date hereof

Kiadis’ NK cell-based medicines will be developed alone and in combination with Sanofi’s existing platforms.

Complementary Strong Science to Generate First-in-Class Medicines and Strategic Fit Across Core Therapeutic Areas

Sanofi’s research, development, manufacturing and commercial expertise will be leveraged to advance Kiadis’ pipeline, which includes NK-cell-based medicines for the treatment of patients undergoing hematopoietic stem cell transplant, liquid and solid tumors, as well as infectious disease.

In July 2020, Sanofi licensed Kiadis’ pre-clinical K-NK004 program for multiple myeloma.

Kiadis’ pipeline of NK-cell therapies has the potential to deliver adjunctive therapy for patients undergoing hematopoietic stem cell transplantation or who have acute myeloid leukemia (AML).

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K-NK002 is in a Phase 2 study evaluating NK-cells to prevent post-transplant relapse in patients with AML and myelodysplastic syndromes. The trial will be conducted in collaboration with premier U.S. transplant centers.

•	K-NK003 is in a Phase 1 study evaluating NK-cells for patients with relapsed or refractory AML.

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KNK-ID-101 is a program evaluating the properties of K-NK cells and their suitability to fight SARS-CoV-2 and the option to develop K-NK cells as a post-exposure pre-emptive therapy for COVID-19 in high risk patients. Kiadis plans to initiate a Phase 1/2a clinical trial evaluating the use of K-NK cells to treat COVID-19 patients with government grant funding.

Accelerates the clinical development and broadens patient reach of current Kiadis pipeline

Subject to the completion of the Offer, Sanofi will provide the resources and capabilities necessary to accelerate the development of current Kiadis programs for the treatment of blood tumors, solid cancers and infectious diseases, maximizing their potential to the benefit of patients.

Transaction details

The proposed transaction envisions the acquisition of the Shares of Kiadis pursuant to a recommended public offer by Sanofi. The Offer Price represents an implied equity value for 100% of Kiadis on a fully diluted basis of EUR 308 million.

The Offer Price, delivering immediate, certain and significant value to Kiadis’ shareholders, represents the following premiums:

•	a premium of 272% to Kiadis’ closing price on 30 October 2020 of EUR 1.464;

•	a premium of 247% to Kiadis’ volume-weighted average price for the 30 trading days up to and including 30 October 2020 of EUR 1.571; and

•	a premium of 200% to Kiadis’ volume-weighted average price for the 90 trading days up to and including 30 October 2020 of EUR 1.819.

Support and recommendation by the Boards

This announcement follows constructive interactions between the companies. Kiadis’ Management Board and Supervisory Board (together, the “Boards”) have frequently discussed the developments of the proposed transaction and the key decisions in connection therewith throughout the process. Consistent with their fiduciary responsibilities, the Boards, with the support of their financial and legal advisors, have given careful consideration to all aspects of the proposed transaction. Having taken the interests of all stakeholders into account the Boards have unanimously concluded that the Offer is in the best interests of Kiadis, the sustainable success of its business, its shareholders, employees, patients, business partners and other stakeholders.

Accordingly, the Boards have decided to fully support and recommend the Offer to the holders of the Shares and to furthermore recommend the holders of the Shares to vote in favor of the resolutions relating to the Offer (the “Resolutions”) at the upcoming extraordinary general meeting of Kiadis (the “EGM”) to be held during the offer period. Furthermore, all members of the Boards who hold Shares for their own account have committed to tender all those Shares into the Offer.

Acquisition of 100%

Sanofi’s willingness to pay the Offer Price and pursue the Offer is predicated on the acquisition of 100% of the Shares or the entirety of Kiadis’ assets and operations, the ability to delist Kiadis, and the ability to fully integrate the respective businesses of Kiadis and Sanofi and realize the operational, commercial, organizational, financial and tax benefits of the combination of the parties. Such benefits could not, or would only partially, be achieved if Kiadis were to continue as a standalone entity with a minority shareholder base. As soon as possible following the settlement of the Offer, Kiadis and Sanofi shall seek to procure delisting of the Shares on Euronext Amsterdam and Euronext Brussels.

If Sanofi acquires at least 95% of the Shares, Sanofi shall commence statutory squeeze-out proceedings, unless Sanofi and Kiadis after reasonable consultation, taking into account the interests of the remaining stakeholders and other relevant circumstances, agree that Sanofi can pursue the Post-Offer Restructuring (as defined below).

If the Shares held by Sanofi after expiry of the post acceptance period of the Offer will represent at least 80% and less than 95% of Kiadis’ aggregate issued and outstanding ordinary share capital on a fully diluted basis or such lower percentage as may be agreed between Sanofi and Kiadis prior to settlement and the Offer being declared unconditional, Sanofi will have the right to pursue an asset sale and liquidation (the “Asset Sale”) whereby Kiadis will sell and transfer all of its assets and liabilities to Sanofi against payment of a purchase price equal to the offer consideration (the “Sale Price”). Following the completion of the Asset Sale, Kiadis will effectuate the dissolution and liquidation of Kiadis (the “Company Dissolution” and, together with the Asset Sale, the “Post-Offer Restructuring”) and make an advance liquidation distribution per Share that is intended to take place on or about the date the Asset Sale is completed and in an amount that is to the fullest extent possible equal to the Offer Price, without any interest and less any applicable withholding taxes and other taxes.

The Post-Offer Restructuring is subject to Kiadis’ shareholders’ approval at the EGM to be held prior to closing of the offer period.

Sanofi and Kiadis may explore and agree on potential alternative Post-Offer Restructurings, such as a combination of a statutory legal (triangular) merger and a sale of the shares in the surviving successor of Kiadis to Sanofi.

Sanofi may utilize all other available legal measures in order to acquire full ownership of Kiadis’ outstanding Shares and/or its business in accordance with the terms of the Merger Agreement.

Fairness opinions

Moelis & Company LLC (“Moelis”), acting as exclusive financial advisor to Kiadis, has issued a fairness opinion to the Boards as to the fairness, as of such date, and based upon and subject to the factors, assumptions, qualifications and other matters set forth in the fairness opinion, to the effect that each of the Offer Price and the Sale Price is fair to the holders of Shares from a financial point of view. The full text of such fairness opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, will be included in the Boards’ position statement.

The support and recommendation of the Boards, and the obligations of Sanofi in relation thereto, are subject to the terms and conditions of the Merger Agreement.

Irrevocable undertaking from Life Sciences Partners

Funds managed by Life Sciences Partners have committed to tender approximately 18.3%3 of the outstanding Shares under the Offer, if and when made, and to vote in favor of the Resolutions. The irrevocable undertaking contains certain customary undertakings and conditions.

Certain funds

Sanofi intends to finance the Offer by utilizing available cash resources.

Non-financial covenants

Kiadis and Sanofi have agreed to certain non-financial covenants in respect of, amongst others, corporate governance, strategy, employees, financing and disposals for a duration of 18 months after settlement of the Offer (the “Non-Financial Covenants”), including the covenants summarized below.

[3]	Percentage shareholding based on the amount of Shares held by the funds managed by Life Sciences Partners and the issued capital of the Company on the date hereof

Corporate governance

It is envisaged that upon completion of the Offer the Supervisory Board of Kiadis will be composed of:

•	Three members to be identified by Sanofi prior to the launch of the Offer;

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Two members qualifying as independent within the meaning of the Dutch Corporate Governance Code whereby these two members will be current members of the Supervisory Board to be identified prior to the launch of the Offer. The independent members will continue to serve for at least one year from settlement of the Offer or, if later, until the earliest of (i) the date on which all Shares are held by Sanofi, (ii) the date on which Sanofi has irrevocably initiated statutory buy-out proceedings and the Offer Price is deemed to be the fair price (billijke prijs) pursuant to section 2:359c(6) of the DCC, (iii) the date on which the Enterprise Chamber of the Amsterdam Court of Appeal has determined the price payable by Sanofi to the other shareholders pursuant to statutory buy-out proceedings, and (iv) the date on which, following the Post-Offer Restructuring, the holders of Shares have received the liquidation distribution.

It is envisaged that upon completion of the Offer the Management Board of Kiadis will be composed of the members of Kiadis’ Management Board as per the date of the Merger Agreement and may be expanded with one additional member to be identified by Sanofi prior to launch of the offer.

Organization / location

There will be R&D and CMC activities at the Company’s offices in Amsterdam, the Netherlands.

Sanofi is focused on ensuring that the Company group’s key management and key staff is retained and offered suitable career opportunities.

Sanofi fosters a culture of excellence, where qualified employees are offered suitable training and career progression.

Employees

There will be no material redundancies with respect to the Company group’s employees as a direct consequence of the Offer and necessary redundancies going forward will be part of an integration committee process.

The existing rights and benefits of the Company group’s employees shall be respected by Sanofi, including existing rights and benefits under their individual employment agreements and (at least) existing redundancy practices applied by the Company’s group. Any redundancies that need to occur will be done in accordance with all legal requirements.

The existing pension rights of the Company group’s current and former employees shall be respected by Sanofi.

Following settlement of the Offer, the nomination, selection and appointment of staff for functions within Sanofi’s group’s NK activities will, subject to the applicable rules, be based on the “best person for the job” principle, or, where not feasible or appropriate, or non-discriminatory, fair and business-oriented transparent set of criteria.

Financing

It is intended that the Company remains prudently financed to safeguard the continuity of the business and to continue the Company’s current business strategy including R&D and pipeline.

Sanofi will allocate suitable resources for the Company’s R&D and CMC activities.

Pre-Offer and Offer Conditions

The commencement of the Offer is subject to the satisfaction or waiver of pre-offer conditions customary for a transaction of this kind, including:

•	no material adverse effect having occurred and is continuing;

•	no material breach of the Merger Agreement having occurred;

•	the AFM having approved the offer document;

•	the FSMA having recognized the offer document;

•	no revocation or amendment of the recommendations by the Boards;

•	no Superior Offer (as defined below) having been agreed upon by the third-party offeror and Kiadis, or having been launched;

•	no third party being obliged and has announced to make, or has made a mandatory offer pursuant to Dutch law for consideration that is at least equal to the Offer Price;

•	no order, stay, injunction, judgment or decree having been issued prohibiting or materially delaying the making of the Offer and/or the Post-Offer Restructuring;

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no notification having been received from the AFM stating that the preparations for the Offer are in breach of the Dutch offer rules or that one or more investment firms will not be allowed to cooperate with the Offer; and

•	trading in the Shares on Euronext Amsterdam or Euronext Brussels not having been suspended or ended as a result of a listing measure (noteringsmaatregel) by Euronext Amsterdam or Euronext Brussels.

If and when made, the consummation of the Offer will be subject to the satisfaction or waiver of offer conditions customary for a transaction of this kind, including:

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minimum acceptance level of at least 95% of Kiadis’ issued share capital on a fully diluted basis which will be automatically adjusted to 80% of Kiadis’ issued share capital on a fully diluted basis if the Resolutions in connection with the Post-Offer Restructuring are passed at the EGM provided, however, that Sanofi may waive, to the extent permitted by applicable laws and regulations, the minimum acceptance level conditions without the consent of Kiadis if the acceptance level is at least 66.67% of Kiadis’ issued share capital on a fully diluted basis;

•	competition clearances having been obtained;

•	no material breach of the Merger Agreement having occurred;

•	no material adverse effect having occurred and is continuing;

•	no revocation or amendment of the recommendations by the Boards;

•	no recommended Superior Offer (as defined below) having been agreed upon by the third-party offeror and Kiadis, or having been launched;

•	no third party being obliged and has announced to make, or has made a mandatory offer pursuant to Dutch law for consideration that is at least equal to the Offer Price;

•	no governmental or court order having been issued prohibiting the consummation of the transaction or the Post-Offer Restructuring;

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no notification having been received from the AFM stating that the preparations for the Offer are in breach of the Dutch offer rules or that one or more investment firms will not be allowed to cooperate with the Offer; and

•	trading in the Shares on Euronext Amsterdam or Euronext Brussels not having been suspended or ended as a result of a listing measure (noteringsmaatregel) by Euronext Amsterdam or Euronext Brussels.

The Offer Conditions will have to be satisfied or waived ultimately on 31 December 2021.

Termination

On termination of the Merger Agreement by Sanofi on account of a material breach of the Merger Agreement by Kiadis or in case the Merger Agreement is terminated by either Kiadis or Sanofi pursuant to a Superior Offer that is not matched by Sanofi (see below), Kiadis will forfeit a gross EUR 2,880,600 termination fee to Sanofi.

On termination of the Merger Agreement by Kiadis, because of a material breach of the Merger Agreement by Sanofi, or because the competition clearance has not been obtained, Sanofi will forfeit a gross EUR 2,880,600 termination fee to Kiadis.

The foregoing termination fees are without prejudice to each party’s rights under the Merger Agreement to demand specific performance.

Superior Offer

Sanofi and Kiadis may terminate the Merger Agreement in the event of a bona fide third-party offeror making an offer that the Boards determine in good faith to be substantially more beneficial than Sanofi’s offer, also taking into account, amongst other things, all legal, financial and regulatory aspects, timing, certainty, conditionality and non-financial covenants, provided that (i) the offer exceeds the Offer Price by at least 8% and (ii) the third-party offeror has conditionally committed itself to Kiadis in the event of an offer, under customary conditions to the Company to launch such offer within the applicable time periods prescribed by applicable laws following announcement of such offer (a “Superior Offer”). In the event of a Superior Offer, Sanofi will be given the opportunity to match such offer. If Sanofi matches the Superior Offer, the third party offer may not be accepted and the Merger Agreement may not be terminated by Kiadis. Any additional subsequent competing offer will have a 4% offer threshold and matching right for Sanofi. As part of the agreement, Kiadis has entered into customary undertakings not to solicit third party offers.

Indicative Timetable

Sanofi and Kiadis will seek to obtain all necessary competition clearances as soon as practicable. The combination of Kiadis and Sanofi is not expected to raise antitrust concerns.

Sanofi expects to submit a request for review and approval of the Offer Document with the AFM at short notice and to publish the Offer Document after approval and recognition thereof by the FSMA, in accordance with the applicable statutory timeline. Kiadis will hold the EGM at least ten business days prior to the closing of the Offer period to inform the shareholders about the Offer and to adopt the Resolutions. Based on the required steps and subject to the necessary approval of the Offer Document, Kiadis and Sanofi anticipate that the Offer will close in the first half of 2021.

Bridge Loan

Sanofi and Kiadis have agreed upon the principal terms of a bridge loan facility in the aggregate amount of EUR 28 million to be provided by one of Sanofi’s wholly owned subsidiaries to Kiadis, to be entered into within five weeks from today.

Advisors

Moelis & Company is acting as financial advisor and Allen and Overy LLP (Amsterdam) is acting as legal advisor to Kiadis. PJT Partners is acting as financial advisor and NautaDutilh N.V. is acting as legal advisor to Sanofi.

Kiadis Conference Call

The Kiadis management will host a conference call for analysts and investors today, Monday, November 2nd at 13:00 CET / 12:00pm GMT / 9:00am EST. To participate in the conference call, ten minutes prior to the call start time, please call one of the following numbers, enter the Conference ID stated below, and leave any information requested after the tone:

Standard International Dial-in Number: +44 (0) 2071 928338

Netherlands, Amsterdam: +31 (0) 207956614

UK, London: +44 (0) 8444819752

Toll free US Dial-in Number: 1 877 870 9135

Conference ID: 4744279

Live webcast: A live audio webcast of the call can be accessed from the Events section of the Company’s website, https://www.kiadis.com/news-and-events/events/.

Dutch Translation

For a full Dutch translation of this press release please visit https://ir.kiadis.com/press-releases and click on the title of this release.

About Kiadis

Founded in 1997, Kiadis is committed to developing innovative cell-based medicines for patients with life-threatening diseases. With headquarters in Amsterdam, The Netherlands, and offices and activities across the United States, Kiadis is reimagining medicine by leveraging the natural strengths of humanity and our collective immune system to source the best cells for life.

Kiadis is listed on the regulated market of Euronext Amsterdam and Euronext Brussels since July 2, 2015, under the symbol KDS. Learn more at www.Kiadis.com.

Disclaimer

This is a joint public announcement by Kiadis and Sanofi pursuant to section 4 paragraphs 1 and 3, section 5 paragraph 1 and Section 7 paragraph 4 of the Decree and contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

The information in the press release is not intended to be complete. This announcement is for information purposes only and does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities.

The distribution of this press release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Sanofi and Kiadis disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Sanofi, nor Kiadis, nor any of their advisors assumes any responsibility for any violation by any of these restrictions. Any Kiadis shareholder who is in any doubt as to his or her position should consult an appropriate professional advisor without delay.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contacts Ashleigh Koss Tel.: +1 (908) 205 2572 ashleigh.koss@sanofi.com Sally Bain Tel.: +1 (781) 264 1091 sally.bain@sanofi.com

Sanofi Investor Relations Contacts Paris
Eva Schaefer-Jansen
Arnaud Delepine

Yvonne Naughton

Sanofi Investor Relations Contacts North America
Felix Lauscher

Fara Berkowitz

Suzanne Greco

IR main line:

Tel.: +33 (0)1 53 77 45 45
ir@sanofi.com

Kiadis Contacts

Maryann Cimino

Tel: +1 (617) 710 7305

m.cimino@kiadis.com

LifeSpring Life Sciences Communication:

Leon Melens (Amsterdam)

Tel: +31 538 16 427

lmelens@lifespring.nl

Optimum Strategic Communications:

Mary Clark, Supriya Mathur

Tel: +44 203 950 9144

kiadis@optimumcomms.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Sanofi’s ability to complete the acquisition on the proposed terms or on the proposed timeline, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Kiadis Forward-Looking Statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect Kiadis’ or, as appropriate, Kiadis’ officers’ current expectations and projections about future events. By their nature, forward-looking statements involve a number of known and unknown risks, uncertainties and assumptions that could cause actual results, performance, achievements or events to differ materially from those expressed, anticipated or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. A multitude of factors including, but not limited to, changes in demand, regulation, competition and technology, can cause actual events, performance, achievements or results to differ significantly from any anticipated or implied development. Forward-looking statements contained in this press release regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. As a result, Kiadis expressly disclaims any obligation or undertaking to release any update or revisions to any forward-looking statements in this press release as a result of any change in expectations or projections, or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based. Neither Kiadis nor its advisers or representatives nor any of its subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the anticipated or implied developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.